# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Indaptus Therapeutics, Inc., CIK 0001857044
CUSIP: 45339J105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: c/o Indaptus Therapeutics, Inc., 3 Columbus Circle, 15th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 10/16/2026
Amends the filing with accession number 0001829126-26-006950
Filed by CIK 0002120636
Persons authorized to receive notices and communications: Yang Ting, 64 Meadow Court,14 Booth Road,, London, United Kingdom (X0), E16 2FW, 008613917198225

## Reporting persons
- Yang Ting (CIK 0002120636): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 9,948,173; shared voting power 0; sole dispositive power 9,948,173; shared dispositive power 0; aggregate amount beneficially owned 9,948,173 (6.48% of the class)
  Comment: Ting Yang beneficially owns 9,948,173 shares of the Issuer's Common Stock. The Reporting Person originally acquired 11,250,000 shares upon conversion of the Issuer's Series AA and Series AAA Preferred Stock in connection with the March 23, 2026 closing under the Securities Purchase Agreement dated March 19, 2026. The Reporting Person subsequently sold an aggregate of 1,301,827 shares, leaving 2,448,173 shares held in a brokerage account and 7,500,000 shares held in book-entry form on the records of the Issuer's transfer agent. All percentage calculations herein are based on 153,581,298 shares of Common Stock outstanding, consisting of (i) 133,242,324 shares of Common Stock outstanding as of August 13, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, plus (ii) 20,338,974 shares of Common Stock issued or issuable upon the closing of the Issuer's private placement on October 16, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2026. Please also refer to the Schedule 13D initially filed on March 30, 2026 and all amendments thereto.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Indaptus Therapeutics, Inc.
Address of issuer's principal executive offices: c/o Indaptus Therapeutics, Inc., 3 Columbus Circle, 15th Floor, New York, New York (NY), 10019
Comment:
Explanatory Note.

This Amendment No. 3 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by Yun Yao on behalf of Yun Yao, Sino Lion Ventures Limited, Chenhao Xu, Junyi Dai, Ting Yang ("Reporting Person"), and Lina Deng with the United States Securities and Exchange Commission (the "SEC") on March 30, 2026, the Amendment No. 1 to the Schedule 13D filed with the SEC on April 29, 2026, the Amendment No. 2 to the Schedule 13D filed with the SEC on June 26, 2026 (as amended, the "Original Schedule 13D"). Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Original Schedule 13D. This Amendment is being filed to report a change in the percentage of the beneficial ownership of the Reporting Person as a result of (i) the Reporting Person's disposition of an aggregate of 1,301,827 shares of Common Stock and (ii) the issuance of 20,338,974 shares of Common Stock in connection with the closing of the Issuer's private placement on October 16, 2026.

## Item 2. Identity and Background
Name of person filing: Mr. Ting Yang, an individual.
Residence or business address: Mr. Yang's address is 64 Meadow Court, 14 Booth Road, London E16 2FW, United Kingdom.
Present principal occupation or employment: Mr. Yang's present principal occupation is investor.
Criminal convictions in the last five years: During the last five years, Mr. Yang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Yang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Yang is a citizen of the United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Series AAA Preferred Stock was purchased by Ting Yang pursuant to the Securities Purchase Agreement, dated as of March 19, 2026 (the "Purchase Agreement") between David Lazar, Yun Yao, Sino Lion Ventures Limited, Junyi Dai, Ting Yang, and Lina Deng. The Purchase Agreement closed on March 23, 2026. Ting Yang used his personal funds in the aggregate amount of $1,156,642.43 to fund his purchase.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 of the Original Schedule 13D is incorporated herein by reference.

This Amendment No. 3 is being filed to report a decrease in the percentage of the outstanding Common Stock beneficially owned by the Reporting Person resulting from (i) the Reporting Person's disposition of an aggregate of 1,301,827 shares of Common Stock and (ii) the issuance of 20,338,974 shares of Common Stock in connection with the closing of the Issuer's private placement on October 16, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on October 20, 2026. Following these changes, the Reporting Person beneficially owns 9,948,173 shares of Common Stock, representing approximately 6.48% of the outstanding Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The percentage reported herein is based on 153,581,298 shares of Common Stock outstanding, consisting of (i) 133,242,324 shares of Common Stock outstanding as of August 13, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, plus (ii) 20,338,974 shares of Common Stock issued or issuable upon the closing of the Issuer's private placement on October 16, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on October 20, 2026. The Reporting Person beneficially owns 9,948,173 shares, representing approximately 6.48% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person has sole voting and dispositive power over 9,948,173 shares of Common Stock and no shared voting or dispositive power. Of these shares, 2,448,173 are held in a brokerage account and 7,500,000 are held in book-entry form on the records of the Issuer's transfer agent.

Reporting Sole Voting Shared Voting Sole Dispositive Shared Dispositive
Person Power Power Power Power

Ting Yang 9,948,173 0 9,948,173 0
Transactions in the class effected during the past sixty days:
Since June 26, 2026, the Reporting Person sold an aggregate of 1,301,827 shares of Common Stock in unsolicited brokers' transactions in the open market. Each such sale effected during the past 60 days, including the trade date, number of shares sold, price per share and where and how the transaction was effected, is set forth below:

Date Quantity Price

09/24/2026 -10,000 3.9504 Unsolicited
09/23/2026 -10,000 3.8 Unsolicited
09/22/2026 -10,000 3.5 Unsolicited
09/21/2026 -10,000 3.2613 Unsolicited
09/18/2026 -10,000 4 Unsolicited
09/17/2026 -10,000 3.458 Unsolicited
09/15/2026 -20,000 3.2859 Unsolicited
09/15/2026 -20,000 3.3 Unsolicited
09/14/2026 -20,000 2.9 Unsolicited
09/14/2026 -20,000 2.9 Unsolicited
09/11/2026 -20,000 2.6025 Unsolicited
09/11/2026 -20,000 2.7509 Unsolicited
09/10/2026 -20,000 2.4 Unsolicited
09/09/2026 -20,000 2.1045 Unsolicited
09/08/2026 -20,000 1.43 Unsolicited
09/04/2026 -25,000 1.2005 Unsolicited
09/04/2026 -4,779 1.21 Unsolicited
09/03/2026 -50,000 1.1594 Unsolicited
09/03/2026 -50,000 1.1601 Unsolicited
09/03/2026 -40,373 1.152 Unsolicited
09/02/2026 -50,000 1.15 Unsolicited
09/02/2026 -50,000 1.1561 Unsolicited
09/02/2026 -50,000 1.1501 Unsolicited
09/01/2026 -1,987 1.15 Unsolicited
08/31/2026 -10,300 1.15 Unsolicited
08/28/2026 -38,102 1.15 Unsolicited
08/27/2026 -50,000 1.1289 Unsolicited
08/27/2026 -100,000 1.119 Unsolicited
08/27/2026 -50,000 1.1503 Unsolicited
08/26/2026 -76,253 1.1286 Unsolicited
08/25/2026 -100,000 1.1591 Unsolicited
08/25/2026 -54,748 1.1606 Unsolicited
08/25/2026 -51,676 1.1172 Unsolicited
08/24/2026 -72,977 1.1709 Unsolicited
08/24/2026 -17,766 1.2107 Unsolicited
08/21/2026 -45,572 1.4273 Unsolicited
08/21/2026 -15,053 1.3019 Unsolicited
08/17/2026 -304 1.15 Unsolicited
08/14/2026 -5,000 1.08 Unsolicited
08/12/2026 -1,937 1.15 Unsolicited
08/06/2026 -50,000 1.2408 Unsolicited
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the common stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 6 in the Original Schedule 13D is incorporated herein by reference. The information set forth in Item 3 and Item 4 above is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Yang Ting: /s/ Ting Yang, Ting Yang (10/21/2026)